SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter regarding the Amended and Restated Cooperation Agreement dated November 20, 2009 entered into by the Company that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

November 23, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the Amended and Restated Cooperation Agreement dated November 20, 2009 entered into by the Company.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

November 23, 2009

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C regarding the Amended and Restated Cooperation Agreement dated November 20, 2009 entered into by the Company.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,183,003 As of October 31, 2009	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number	LCU

Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  November 23, 2009

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Metro Pacific Investments Corporation (“MPIC”), Pilipino Telephone Corporation (“Piltel”), Philippine Long Distance Telephone Company (“PLDT”) (the “MPIC/Piltel Group”) and Lopez, Inc. (“LI”), First Philippine Holdings Corporation (“FPHC”), and First Philippine Utilities Corporation (“FPUC”) (the “Lopez Group”) executed an Amended, Consolidated and Restated Cooperation Agreement dated 20 November 2009 (the “Agreement”).

The parties executed the Agreement for the purpose of amending, consolidating and restating the (a) 12 March 2009 Cooperation Agreement between the Lopez Group and The Beneficial Trust Fund of Philippine Long Distance Telephone Company (“BTF”) (the “Lopez Group-BTF Original Agreement”), covering certain shareholders’ cooperation arrangements between the Lopez Group and BTF with respect to certain shares of voting common stock in Manila Electric Company (the “Company”) owned by the Lopez Group and BTF, and (b) the 12 March 2009 Investment and Cooperation Agreement among the Lopez Group and PLDT (the “Lopez Group-PLDT Original Agreement”), covering the acquisition by Piltel of certain shares of common voting stock in the Company owned by the Lopez Group and certain shareholders’ cooperation arrangements between the Lopez Group and Piltel.

The Agreement provides for a standstill arrangement for a period of three (3) years commencing on the date of the Agreement, during which period the Lopez Group may not sell or transfer any shares of voting common stock in the Company which it owns, except (i) in favor of MPIC, or (ii) to third parties under the following conditions:

(i)                 the aggregate Lopez Company Shares that the Lopez Group may sell during the following periods shall not exceed (x) five (5) million shares during the period from the date of the Agreement to June 30, 2011, (y) five (5) million shares during the period from July 1 to December 31, 2011 and (z) twenty (20) million shares during the period from July 1, 2012 until the end of the standstill period, and

(ii)               the shares proposed to be sold are subject to the respective rights of first refusal and tag-along rights of MPIC and Piltel under the Agreement.

The Agreement also restated, amended and consolidated the right of first refusal and tag-along right granted under the Lopez Group-BTF Original Agreement and the Lopez Group-PLDT Original Agreement.

Under the Agreement, the parties amended, consolidated and restated certain governance principles under the Lopez Group-BTF Original Agreement and the Lopez Group-PLDT Original Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: November 23, 2009

Page 6 of 6

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President and Assistant Corporate Secretary

Date: November 23, 2009